             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               FORM 12b-25
                                                               SEC FILE NUMBER
                       NOTIFICATION OF LATE FILING                 0-24970

                               FORM 10-KSB                      CUSIP NUMBER
                                                                   787189
                   For Period Ended: December 31, 1997

[Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]

PART I - REGISTRANT INFORMATION

                      SAINT ANDREWS GOLF CORPORATION
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                         Full Name of Registrant

                             Not Applicable
                        -------------------------
                        Former Name if Applicable

                5325 South Valley View Boulevard, Suite 10
        --------------------------------------------------------
        Address of Principal Executive Office (Street and Number)

                         Las Vegas, Nevada 89118
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                        City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
[X] prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has a new chief financial officer and due to the time it has taken him to familiarize himself with the Registrant's accounting records, he was unable to complete the necessary financial information in time to file the Form 10-KSB in a timely manner.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

             Jon D. Sawyer                 303/893-2300
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                (Name)              (Area Code)(Telephone Number)

(2)  Have all other periodic reports required under Section
     13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940
     during the preceding 12 months (or for such shorter)
     period that the Registrant was required to file such
     reports) been filed?  If answer is no, identify report(s). [X]Yes   [ ]No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements
     to be included in the subject report or portion thereof?   [X]Yes   [ ]No

NARRATIVE AND QUALITATIVE EXPLANATION OF THE ANTICIPATED CHANGE:

The Company expects to report that during the year ended December 31, 1997, it had total revenues of approximately $542,900, a loss from continuing operations before minority interest and other income of approximately $1,517,900, and a net income of $799,300. During the year ended December 31, 1996, the Company had total revenues of $25,700 and a net loss of $750,200. The net income for 1997 was due to the Company's sale of its franchising business during the first quarter of 1997. The revenue for 1997 included $321,700 from the Callaway Golf Center which opened to the public on October 1, 1997.
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                     SAINT ANDREWS GOLF CORPORATION
               -------------------------------------------
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                SAINT ANDREW GOLF CORPORATION

Date: March 31, 1998            By: /s/ Chuck Martin
                                    Chuck Martin, Chief Financial Officer

[ATTENTION: Intentional misstatements of omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]